 Exhibit 99.1

First Mining Reports New High-Grade Gold Drill Intercepts from North Zone, South Zone, and Minuit Targets at its Duparquet Project

•	North Zone Target highlights include DUP25-056 returning 15.14 g/t over 5.0 m, including 73.40 g/t over 1.0m, and 1.88 g/t Au over 16.9 m, including 5.85 g/t Au over 2.70 m, and DUP25-063 returning 2.97 g/t Au over 11.5 m, including 7.04 g/t Au over 1.7 m
•	DUP25-061 returns 6.18 g/t Au over 2.95m in South Zone Target
•	Minuit Target returns 9.87 g/t Au over 2.75 m, including 17.90 g/t Au over 0.7 m in DUP25-070, and DUP25-076 returns 5.53 g/t Au over 5.3 m, including 19.6 g/t Au over 0.5 m

VANCOUVER, BC, May 19, 2026 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce final results from the 2025 exploration drilling program at its Duparquet Gold Project ("Duparquet Project" or the "Project") located in the Abitibi region of Quebec, Canada. The results reported herein are from the newly discovered Minuit zone, as well as the North Zone and South Zone targets located along the margins of the Beattie syenite intrusion (Figure 1). Collectively, the recent drilling continues to demonstrate higher grade gold mineralization across multiple targets at the Duparquet Project both along strike and at depth, supported by a geoscience-driven exploration strategy focused on delineating mineralization along the main mineral resource contact zones.

Assay results from the North Zone drilling are highlighted by drill hole DUP25-056 which returned 15.14 g/t Au over 5.0 m, including 73.40 g/t Au over 1.0 m from 64.0 m to 69.0 m, within the existing resource, and 1.88 g/t Au over 16.9 m from 738.2 m to 755.10 m, as well as drill hole DUP25-063 which returned 1.51 g/t Au over 29.0 m from 279.0 m to 308.0 m and 2.97 g/t Au over 11.5 m from 639.5 m to 651.0 m. Assay highlights from the South Zone target include drill hole DUP25-061 returning 6.18 g/t Au over 2.95 m from 649.85 m to 652.8 m. Drill results from the Minuit Zone are highlighted by drill hole DUP25-070 which returned 9.87 g/t Au over 2.75 m from 513.7 m to 516.45 m, as well as drill hole DUP25-076 which returned 5.53 g/t Au over 5.3 m from 632.7 m to 638.0 m, including 19.6 g/t Au over 0.5 m from 632.7 m to 637.5 m.

"The results from our 2025 drilling program at the Duparquet Project continue to refine and strengthen our understanding of the mineralized system across the North Zone, South Zone and newly identified Minuit Zone targets," stated Dan Wilton, CEO of First Mining. "These results continue to demonstrate strong resource growth potential and exploration opportunities along the syenite-mafic volcanic contact which remain open along strike and at depth. We are very encouraged by our 2025 drilling program and look forward to announcing our follow-up plans in our 2026 program."

The latest reported assays represent 4,329 m of drilling across 12 drill holes from a total of 16,577 m of drilling completed during the 2025 campaign. These holes were focused on demonstrating continuity along strike, identifying mineralization controls, and extending target depths. Assay highlights are provided in Table 1, with full list of assay results presented in Table 2. Drill collar details are provided in Table 3. All assay results from the 2025 drilling campaign have now been disclosed.

Figure 1: Plan View Map, Highlighting the North Zone, South Zone and Minuit Target Locations (CNW Group/First Mining Gold Corp.)

Table 1: Latest Significant 2025 Drill Intercepts

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)	Target
DUP25-056		64.0	69.0	5.0	15.14	Zone 3
DUP25-056	inc.	64.0	65.0	1.0	73.40	Zone 3
DUP25-056		524.0	533.6	9.6	0.81	North Zone
DUP25-056	inc.	532.8	533.6	0.8	5.57	North Zone
DUP25-056		738.2	755.1	16.9	1.88	North Zone
DUP25-056	inc.	739.95	742.65	2.7	5.85	North Zone
DUP25-061		553.0	556.5	3.5	2.15	South Zone
DUP25-061		564.5	567.8	3.3	2.52	South Zone
DUP25-061	inc.	564.5	565.0	0.5	11.80	South Zone
DUP25-061		623.1	625.6	2.5	2.17	South Zone
DUP25-061		649.85	652.8	2.95	6.18	South Zone
DUP25-061		658.0	660.0	2.0	5.38	South Zone
DUP25-062		580.0	584.0	4.0	1.70	South Zone
DUP25-062		647.0	649.05	2.05	3.78	South Zone
DUP25-062	inc.	648.3	649.05	0.75	6.65	South Zone
DUP25-063		13.0	20.65	7.65	1.26	South Zone
DUP25-063		639.5	651.0	11.5	2.97	North Zone
DUP25-063	inc.	647.3	649.0	1.7	7.04	North Zone
DUP25-065		765.7	772.2	6.5	3.09	North Zone
DUP25-065		800.0	806.9	6.9	1.79	North Zone
DUP25-065	inc.	802.7	803.7	1.0	5.50	North Zone
DUP25-065		838.7	844.4	5.7	1.67	North Zone
DUP25-070		426.95	429.0	2.05	3.58	Minuit
DUP25-070	inc.	427.6	428.4	0.8	6.43	Minuit
DUP25-070		513.7	516.45	2.75	9.87	Minuit
DUP25-070	inc.	514.2	514.9	0.7	17.90	Minuit
DUP25-075		415.85	422.3	6.45	2.34	Minuit
DUP25-075	inc.	417.3	419.9	2.6	4.29	Minuit
DUP25-076		614.5	616.5	2.0	2.68	Minuit
DUP25-076		623.0	627.1	4.1	4.07	Minuit
DUP25-076		632.7	638.0	5.3	5.53	Minuit
DUP25-076	inc.	637.0	637.5	0.5	19.60	Minuit
DUP23-004 EXT		675.9	676.9	1.0	5.26	Minuit
DUP23-004 EXT		718.8	720.2	1.4	3.57	Minuit

Additional Details on North Zone, South Zone & Minuit Targets

North Zone

Drilling in the North Zone continues to confirm the presence of higher-grade gold mineralization along the northern contact between the Beattie syenite and adjacent mafic volcanic units. The North Zone drilling strategy is focused on testing both down-plunge and along-strike extensions of mineralization, with a focus on defining potential higher-grade corridors within a broader mineralized envelope.

Previous drilling completed in 2024 included hole DUP24-024 which returned multiple significant intercepts including 10.67 g/t Au over 5.3 m, 6.63 g/t Au over 9.0 m, 3.04 g/t Au over 33.5 m, and 5.97 g/t Au over 33.0 m (see news release from June 18, 2024), highlighting the continuity and higher grade potential of the system.

The syenite and mafic volcanic contact zone displays attributes favourable for higher-grade mineralization which includes strong foliation, areas of breccia with associated silicification, and up to 5% bronze disseminated and wispy pyrite mineralization. These features are interpreted to represent favourable structural and chemical traps for gold deposition.

Results from the 2025 drilling at the North Zone included drill hole DUP25-056 which returned 1.88 g/t Au over 16.90 m including 5.85 g/t Au over 2.7 m (Figure 2). Drill hole DUP25-063 returned 2.97 g/t Au over 11.5 m including 7.04 g/t Au over 1.7 m, and hole DUP25-065 returned 3.09 g/t Au over 6.5 m, and 1.79 g/t Au over 6.9 m, including 5.50 g/t Au over 1.0 m, and 1.67 g/t Au over 5.7 m (Figure 2). The recent drilling was successful in demonstrating continuity of mineralization along the interpreted plunge and continues to provide positive vectors for exploration at depth and along strike.

Figure 2: North Zone Long Section highlighting the latest drilling (CNW Group/First Mining Gold Corp.)

South Zone

The South Zone drilling program targeted the down-dip extension of mineralization below the historical Donchester mine workings. Drill holes DUP25-061 and DUP25-062 were some of the deepest holes drilled in the South Zone area and they tested the mineralization to approximately 550 m below the surface and successfully intersected mineralization 80 m below historical mine workings (Figure 3). The drill holes intersected favourable mineralization returning 6.18 g/t Au over 2.95 m and 5.38 g/t Au over 2.0 m in DUP25-061, and 3.78 g/t Au over 2.05 m, including 6.65 g/t Au over 0.75 m in DUP25-062. The drill holes were successful in confirming the continuity of mineralization below the historical Donchester Mine and indicates open exploration opportunities at depth and down plunge.

The mineralization at the South Zone is hosted within intermediate to mafic volcanic units with moderate to strong foliation and strong silicification. The sulphide mineralization consists of up to 5% very fine-grained disseminated and stringer-associated bronze pyrite.

Figure 3: Long Section highlighting the latest drilling for the Minuit and South Zone Targets (CNW Group/First Mining Gold Corp.)

Minuit

The Minuit Zone was initially identified during drilling targeting extensions of mineralization associated with a projected strike and depth extension of the historical Donchester Mine (South Zone), where an entirely blind discovery was encountered in a 70 m faulted zone offset of the main deposit. Drill hole DUP25-059 returned 2.25 g/t Au over 12.8 m, including 4.08 g/t Au over 4.0 m (see press release dated July 14, 2025).

Following the discovery of this target area, interpretations guided a potential 315 m conceptual continuity between DUP25-059, and DUP23-003 which returned 3.47 g/t Au over 7.75 m.

Follow-up drilling was completed with holes DUP25-070, DUP25-075, and DUP25-076 testing the continuity between the previous two intercepts and continuing to intersect favourable mineralization and structures attributed to the target (Figure 3). The target area is considered to have potential to contribute to near term resource growth and will remain a key focus of future exploration drilling.

Drill hole DUP25-070 returned multiple intercepts highlighted by 3.58 g/t Au over 2.05 m, including 6.43 g/t Au over 0.8 m, and 9.87 g/t Au over 2.75 m, including 17.90 g/t Au over 0.7 m. Drill hole DUP25-075 returned 2.34 g/t Au over 6.45 m, including 4.29 g/t Au over 2.60 m, and hole DUP25-076 returned multiple intercepts, highlighted by 4.07 g/t Au over 4.1 m and 5.53 g/t Au over 5.3 m including 19.6 g/t Au over 0.5 m.

Mineralization is within strong to intensely silicified breccia hosted in intermediate to mafic volcanic units which contain up to 10% very fine-grained pyrite and local smoky quartz veins.

Following newly interpreted modelling, drill hole DUP23-004 was extended 173 m during the recent program to intersect the Minuit target further into the footwall while establishing further continuity and repeatability of the newly defined zone. The extension successfully intersected strongly silicified breccia with up to 5-10% very fine-grained bronzy pyrite mineralization with smoky quartz veinlets returning 5.26 g/t Au over 1.0 m, and 3.57 g/t Au over 1.4 m.

In 2025, First Mining completed its largest drill campaign to date at the Duparquet project consisting of 44 drill holes totally 16,576.5 m. The company has now completed an initial 91 drill holes over 35,960 m at the project which yields considerable internal ownership and will support a transition to an overall project advancement strategy which includes initiation of environmental baseline studies, technical program development, and the potential for a future resource update.

Table 2: Latest Assay Results from 2025 Drill Program

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)	Target
DUP25-056		10.6	11.6	1.0	0.93	Zone 3
DUP25-056		19.2	24.2	5.0	0.55	Zone 3
DUP25-056		42.6	43.8	1.2	0.51	Zone 3
DUP25-056		64.0	69.0	5.0	15.14	Zone 3
DUP25-056	inc.	64.0	65.0	1.0	73.40	Zone 3
DUP25-056		72.0	72.5	0.5	0.50	Zone 3
DUP25-056		81.4	82.4	1.0	1.70	Zone 3
DUP25-056		100.2	102.2	2.0	0.63	Zone 3
DUP25-056		117.7	118.2	0.5	0.73	Zone 3
DUP25-056		138.3	140.4	2.1	1.56	Zone 3
DUP25-056		165.2	168.2	3.0	0.58	Zone 3
DUP25-056		172.2	173.2	1.0	1.82	Zone 3
DUP25-056		175.1	175.6	0.5	0.53	Zone 3
DUP25-056		196.1	197.1	1.0	0.48	Zone 3
DUP25-056		222.1	222.6	0.5	1.38	Zone 38
DUP25-056		239.7	242.2	2.5	2.57	Zone 38
DUP25-056		251.9	252.4	0.5	3.09	Zone 38
DUP25-056		258.3	259.3	1.0	0.50	Zone 38
DUP25-056		262.3	263.0	0.7	0.41	Zone 38
DUP25-056		281.0	285.0	4.0	0.90	Zone 38
DUP25-056		289.5	296.0	6.5	2.28	Zone 38
DUP25-056		300.9	301.4	0.5	2.75	Zone 38
DUP25-056		307.4	307.9	0.5	0.41	Zone 38
DUP25-056		420.0	421.0	1.0	4.19	Zone 3B
DUP25-056		426.0	426.8	0.8	0.42	Zone 3B
DUP25-056		465.1	474.6	9.5	2.08	Zone 3B
DUP25-056	inc.	472.1	472.6	0.5	16.90	Zone 3B
DUP25-056	and inc.	474.1	474.6	0.5	12.50	Zone 3B
DUP25-056		521.5	522.0	0.5	0.56	North Zone
DUP25-056		524.0	533.6	9.6	0.81	North Zone
DUP25-056	inc.	532.8	533.6	0.8	5.57	North Zone
DUP25-056		536.6	537.3	0.7	0.50	North Zone
DUP25-056		545.0	545.5	0.5	0.93	North Zone
DUP25-056		555.0	560.0	5.0	0.42	North Zone
DUP25-056		571.5	572.1	0.6	1.12	North Zone
DUP25-056		585.0	586.0	1.0	0.72	North Zone
DUP25-056		605.6	609.5	3.9	0.49	North Zone
DUP25-056		616.0	618.6	2.6	1.12	North Zone
DUP25-056		654.3	655.0	0.7	0.62	North Zone
DUP25-056		663.55	664.15	0.6	0.46	North Zone
DUP25-056		678.0	679.0	1.0	0.72	North Zone
DUP25-056		726.0	726.6	0.6	2.61	North Zone
DUP25-056		738.2	755.1	16.9	1.88	North Zone
DUP25-056	inc.	739.95	742.65	2.7	5.85	North Zone
DUP25-056		771.65	772.3	0.65	0.56	North Zone
DUP25-060		70.75	71.3	0.55	2.25	Zone 3
DUP25-060		77.35	77.85	0.5	0.48	Zone 3
DUP25-060		131.0	131.75	0.75	0.51	Zone 3
DUP25-060		146.0	147.0	1.0	1.42	Zone 3
DUP25-060		164.0	164.5	0.5	0.62	Zone 3
DUP25-060		181.0	182.0	1.0	0.58	Zone 3
DUP25-060		190.0	192.3	2.3	0.56	Zone 3
DUP25-060		216.0	218.0	2.0	0.41	Zone 3
DUP25-060		223.0	225.0	2.0	0.52	Zone 3
DUP25-060		229.05	231.1	2.05	0.36	Zone 3
DUP25-060		233.95	234.5	0.55	0.61	Zone 3
DUP25-060		238.55	239.3	0.75	0.57	Zone 3
DUP25-060		242.0	249.1	7.1	1.01	Zone 3
DUP25-060		255.15	263.85	8.7	0.90	Zone 3
DUP25-060		266.7	267.5	0.8	0.65	Zone 3
DUP25-060		274.8	275.8	1.0	0.76	Zone 3
DUP25-060		279.7	280.5	0.8	1.24	Zone 3
DUP25-060		295.0	296.0	1.0	1.05	Zone 3
DUP25-060		311.0	313.5	2.5	0.40	Zone 3B
DUP25-060		317.4	321.0	3.6	1.33	Zone 3B
DUP25-060		332.7	341.5	8.8	1.19	Zone 3B
DUP25-060	inc.	333.7	334.3	0.6	9.11	Zone 3B
DUP25-060		351.3	352.0	0.7	0.45	Zone 3B
DUP25-060		370.2	370.8	0.6	1.30	Zone 3B
DUP25-060		373.6	374.4	0.8	1.17	Zone 3B
DUP25-060		380.0	380.6	0.6	0.44	Zone 3B
DUP25-060		382.6	384.0	1.4	1.04	Zone 3B
DUP25-060		412.2	413.0	0.8	0.90	Zone 3B
DUP25-060		420.0	429.6	9.6	0.44	Zone 3B
DUP25-060		436.0	436.7	0.7	0.67	Zone 3B
DUP25-060		489.9	490.4	0.5	1.71	North Zone
DUP25-060		509.4	511.8	2.4	1.17	North Zone
DUP25-060		540.0	541.0	1.0	1.14	North Zone
DUP25-060		682.7	683.7	1.0	2.03	North Zone
DUP25-060		714.0	715.0	1.0	3.69	North Zone
DUP25-060		857.1	857.7	0.6	1.67	North Zone
DUP25-061		5.3	5.8	0.5	0.82	Zone O
DUP25-061		28.0	29.0	1.0	0.64	Zone O
DUP25-061		47.4	48.1	0.7	0.63	Zone O
DUP25-061		51.6	56.35	4.75	5.00	Zone O
DUP25-061		104.15	105.0	0.85	0.54	Zone O
DUP25-061		126.3	128.1	1.8	2.38	Zone 3B
DUP25-061		195.0	195.85	0.85	1.01	Zone 3
DUP25-061		248.3	249.25	0.95	0.46	Zone 3
DUP25-061		267.0	268.0	1.0	0.59	Zone 3
DUP25-061		341.75	342.5	0.75	0.85	Zone 3
DUP25-061		367.0	368.0	1.0	1.00	Zone 3
DUP25-061		381.0	381.5	0.50	2.35	Zone 3
DUP25-061		446.0	447.0	1.0	0.44	Zone 3
DUP25-061		482.8	483.45	0.65	0.95	South Zone
DUP25-061		501.0	502.0	1.0	0.71	South Zone
DUP25-061		523.8	524.8	1.0	0.43	South Zone
DUP25-061		530.0	530.8	0.8	0.83	South Zone
DUP25-061		553.0	556.5	3.5	2.15	South Zone
DUP25-061	inc.	553.0	553.5	0.5	6.82	South Zone
DUP25-061		564.5	567.8	3.3	2.52	South Zone
DUP25-061	inc.	564.5	565.0	0.5	11.80	South Zone
DUP25-061		576.2	578.0	1.8	2.38	South Zone
DUP25-061		586.25	587.2	0.95	4.93	South Zone
DUP25-061		616.2	617.2	1.0	1.53	South Zone
DUP25-061		623.1	625.6	2.5	2.17	South Zone
DUP25-061		635.4	636.0	0.6	1.69	South Zone
DUP25-061		645.0	646.0	1.0	1.05	South Zone
DUP25-061		649.85	652.8	2.95	6.18	South Zone
DUP25-061		658.0	660.0	2.0	5.38	South Zone
DUP25-062		10.0	11.0	1.0	0.55	North Zone
DUP25-062		20.0	21.0	1.0	0.51	Zone O
DUP25-062		80.55	82.2	1.65	1.06	Zone O
DUP25-062		115.2	116.0	0.8	0.47	Zone 3B
DUP25-062		133.0	135.0	2.0	4.54	Zone 3B
DUP25-062		145.3	151.8	6.5	0.86	Zone 3B
DUP25-062		164.3	165.0	0.7	3.82	Zone 3B
DUP25-062		167.3	168.3	1.0	0.49	Zone 3B
DUP25-062		179.15	180.0	0.85	0.44	Zone 3B
DUP25-062		197.0	198.0	1.0	1.12	Zone 3B
DUP25-062		207.0	208.0	1.0	0.68	Zone 3B
DUP25-062		218.0	219.0	1.0	0.50	Zone 3B
DUP25-062		225.0	225.5	0.5	9.82	Zone 3B
DUP25-062		229.0	234.0	5.0	0.50	Zone 3B
DUP25-062		238.3	241.5	3.2	0.45	Zone 3B
DUP25-062		245.0	246.0	1.0	0.73	Zone 3B
DUP25-062		310.35	310.9	0.55	0.82	Zone 3
DUP25-062		470.25	470.75	0.5	9.30	South Zone
DUP25-062		580.0	584.0	4.0	1.70	South Zone
DUP25-062		600.0	600.5	0.5	3.70	South Zone
DUP25-062		617.5	618.0	0.5	2.91	South Zone
DUP25-062		640.95	641.5	0.55	3.11	South Zone
DUP25-062		647.0	649.05	2.05	3.78	South Zone
DUP25-062	inc.	648.3	649.05	0.75	6.65	South Zone
DUP25-062		654.0	654.6	0.6	3.62	South Zone
DUP25-063		13.0	20.65	7.65	1.26	South Zone
DUP25-063	inc.	14.65	15.5	0.85	5.03	South Zone
DUP25-063		52.35	52.85	0.5	0.72	South Zone
DUP25-063		68.95	70.15	1.2	0.54	South Zone
DUP25-063		80.25	82.25	2.0	1.42	South Zone
DUP25-063		85.65	87.7	2.05	0.57	South Zone
DUP25-063		97.2	101.0	3.8	1.20	South Zone
DUP25-063		105.3	105.8	0.5	8.06	South Zone
DUP25-063		115.4	116.1	0.7	0.95	South Zone
DUP25-063		152.5	153.9	1.4	2.62	Zone 3
DUP25-063		160.2	161.2	1.0	0.87	Zone 3
DUP25-063		184.35	184.85	0.5	2.06	Zone 3
DUP25-063		225.0	227.0	2.0	3.26	Zone 3
DUP25-063	inc.	225.0	226.0	1.0	6.01	Zone 3
DUP25-063		240.0	241.0	1.0	1.20	Zone 3
DUP25-063		250.8	254.75	3.95	0.59	Zone 3
DUP25-063		263.0	268.2	5.2	1.78	Zone 3
DUP25-063		279.0	308.0	29.0	1.51	Zone 3B
DUP25-063	inc.	297.0	308.0	11.0	2.63	Zone 3B
DUP25-063		343.5	344.1	0.6	1.15	Zone O
DUP25-063		349.	350.0	1.0	0.46	Zone O
DUP25-063		392.0	393.0	1.0	0.40	Zone O
DUP25-063		399.0	400.0	1.0	0.71	Zone O
DUP25-063		460.45	461.45	1.0	0.42	Zone O
DUP25-063		491.0	493.0	2.0	0.58	Zone O
DUP25-063		639.5	651.0	11.5	2.97	North Zone
DUP25-063	inc.	647.3	649.0	1.7	7.04	North Zone
DUP25-065		137.0	139.0	2.0	1.11	Zone 3
DUP25-065		156.0	158.0	2.0	2.54	Zone 3
DUP25-065		223.0	224.5	1.5	0.69	Zone 3
DUP25-065		241.5	246.0	4.5	0.92	Zone 3
DUP25-065		249.5	250.5	1.0	0.40	Zone 3
DUP25-065		256.9	259.0	2.1	4.33	Zone 3
DUP25-065	inc.	257.7	258.3	0.6	10.50	Zone 3
DUP25-065		262.7	268.0	5.3	2.13	Zone 3
DUP25-065	inc.	265.0	266.0	1.0	6.48	Zone 3
DUP25-065		295.7	298.4	2.7	1.47	Zone 3
DUP25-065		335.0	336.0	1.0	1.69	Zone 3
DUP25-065		357.0	358.0	1.0	8.44	Zone O
DUP25-065	inc.	357.0	357.5	0.5	16.40	Zone O
DUP25-065		376.0	380.0	4.0	0.69	Zone O
DUP25-065		383.0	384.5	1.5	1.16	Zone O
DUP25-065		390.0	391.0	1.0	0.40	Zone O
DUP25-065		421.1	422.0	0.9	0.83	Zone O
DUP25-065		553.7	554.8	1.1	2.98	North Zone
DUP25-065		671.1	673.4	2.3	1.41	North Zone
DUP25-065		677.2	679.4	2.2	1.41	North Zone
DUP25-065		686.3	687.0	0.7	1.56	North Zone
DUP25-065		765.7	772.2	6.5	3.09	North Zone
DUP25-065		800.0	806.9	6.9	1.79	North Zone
DUP25-065	inc.	802.7	803.7	1.0	5.50	North Zone
DUP25-065		838.7	844.4	5.7	1.67	North Zone
DUP25-070		28.4	35.0	6.6	3.20	Zone O
DUP25-070	inc.	28.4	31.2	2.8	7.13	Zone O
DUP25-070		76.6	89.0	12.4	0.56	Zone 3
DUP25-070		104.0	106.0	2.0	0.53	Zone 3
DUP25-070		163.0	164.0	1.0	0.96	Zone 3
DUP25-070		179.0	182.0	3.0	1.05	Zone 3
DUP25-070		217.1	218.1	1.0	0.94	RSRW
DUP25-070		222.0	224.0	2.0	0.55	RSRW
DUP25-070		255.8	256.4	0.6	0.90	RSRW
DUP25-070		320.3	322.0	1.7	1.18	IntraZone
DUP25-070		324.0	325.0	1.0	0.61	IntraZone
DUP25-070		349.45	350.0	0.55	2.83	IntraZone
DUP25-070		360.3	361.0	0.7	1.31	IntraZone
DUP25-070		426.95	429.0	2.05	3.58	Minuit
DUP25-070	inc.	427.6	428.4	0.8	6.43	Minuit
DUP25-070		448.0	449.8	1.8	1.56	Minuit
DUP25-070		497.3	498.5	1.2	5.53	Minuit
DUP25-070		513.7	516.45	2.75	9.87	Minuit
DUP25-070	inc.	514.2	514.9	0.7	17.90	Minuit
DUP25-070		526.7	531.9	5.2	1.01	Minuit
DUP25-075		10.0	11.0	1.0	1.88	Zone 3B
DUP25-075		36.9	38.7	1.8	4.14	Zone 3
DUP25-075		60.4	61.15	0.75	0.52	Zone 3
DUP25-075		69.7	70.6	0.9	0.47	Zone 3
DUP25-075		196.6	197.25	0.65	0.99	IntraZone
DUP25-075		218.4	219.4	1.0	0.79	IntraZone
DUP25-075		230.2	231.0	0.8	1.13	IntraZone
DUP25-075		266.5	267.0	0.5	2.09	IntraZone
DUP25-075		322.0	323.0	1.0	0.51	IntraZone
DUP25-075		364.3	364.8	0.5	1.36	IntraZone
DUP25-075		401.0	402.0	1.0	0.40	Minuit
DUP25-075		415.85	422.3	6.45	2.34	Minuit
DUP25-075	inc.	417.3	419.9	2.6	4.29	Minuit
DUP25-075		506.45	507.0	0.55	3.03	Minuit
DUP25-076		76.0	77.0	1.0	0.76	Zone 3B
DUP25-076		92.3	101.0	8.7	1.19	Zone 3B
DUP25-076		106.6	107.2	0.6	2.11	Zone 3B
DUP25-076		130.0	152.0	22.0	0.77	Zone 3B
DUP25-076		164.0	166.0	2.0	0.71	Zone O
DUP25-076		169.0	170.0	1.0	1.41	Zone O
DUP25-076		177.0	178.0	1.0	0.56	Zone O
DUP25-076		182.0	183.0	1.0	0.47	Zone O
DUP25-076		190.0	194.0	4.0	0.41	Zone O
DUP25-076		198.0	208.0	10.0	1.81	Zone O
DUP25-076		219.9	228.0	8.1	1.07	Zone 3
DUP25-076		240.0	241.0	1.0	0.43	Zone 3
DUP25-076		249.0	253.0	4.0	1.37	Zone 3
DUP25-076		319.0	320.0	1.0	1.16	IntraZone
DUP25-076		357.5	358.5	1.0	6.29	IntraZone
DUP25-076		380.0	381.0	1.0	2.11	IntraZone
DUP25-076		400.0	401.0	1.0	0.58	IntraZone
DUP25-076		561.3	564.2	2.9	1.06	Minuit
DUP25-076		578.3	579.0	0.7	2.65	Minuit
DUP25-076		581.	582.3	1.0	2.26	Minuit
DUP25-076		596.5	597.0	0.5	7.02	Minuit
DUP25-076		614.5	616.5	2.0	2.68	Minuit
DUP25-076		623.0	627.1	4.1	4.07	Minuit
DUP25-076		632.7	638.0	5.3	5.53	Minuit
DUP25-076	inc.	637.0	637.5	0.5	19.60	Minuit
DUP25-080		65.8	66.5	0.7	2.03	Zone O
DUP25-080		187.7	188.7	1.0	0.41	Zone 3
DUP25-080		233.0	233.8	0.8	0.62	Zone 3
DUP25-080		396.25	397.0	0.75	0.49	IntraZone
DUP25-080		564.0	565.0	1.0	1.44	NZ Fold
DUP23-004 EXT		675.90	676.9	1.0	5.26	Minuit
DUP23-004 EXT		680.45	681.25	0.8	3.94	Minuit
DUP23-004 EXT		704.7	705.4	0.7	1.91	Minuit
DUP23-004 EXT		713.4	715.0	1.6	1.37	Minuit
DUP23-004 EXT		718.8	720.2	1.4	3.57	Minuit
DUP23-004 EXT		742.3	742.9	0.6	1.03	Minuit
DUP23-004 EXT		750.8	751.3	0.5	1.15	Minuit
DUP23-004 EXT		754.0	754.5	0.5	1.03	Minuit
DUP23-004 EXT		759.9	760.4	0.5	1.39	Minuit
DUP23-004 EXT		762.5	763.5	1.0	1.20	Minuit
DUP23-004 EXT		765.5	766.5	1.0	1.71	Minuit
DUP23-004 EXT		772.7	773.7	1.0	1.90	Minuit
DUP23-004 EXT		779.5	780.6	1.1	2.15	Minuit
DUP23-004 EXT		787.5	788.0	0.5	1.01	Minuit

*Reported intervals are drilled core lengths (true widths are estimated at 75-85% of the core length interval; assay values are uncut)

Table 3: Latest 2025 Drill Hole Locations

Hole ID	Azimuth (°)	Dip (°)	Length (m)	Easting	Northing
DUP23-004	353	-70	830	631631	5373923
DUP25-056	360	-69	908	632052	5374313
DUP25-060	8	-66	975	631657	5374288
DUP25-061	180	-63	720	631770	5374504
DUP25-062	180	-63	744	631869	5374514
DUP25-063	351	-60	730	631483	5374238
DUP25-065	8	-65	894	632050	5374227
DUP25-070	180	-63	573	631413	5374482

DUP25-075	175	-67	519	631456	5374435
DUP25-076	176	-65	691	631533	5374497
DUP25-080	0	-60	628	632661	5374164

Note: Collar coordinates in UTM NAD 83 z17

About the Duparquet Gold Project

The Duparquet Project is situated in the southern part of the Abitibi Greenstone Belt and is geographically located approximately 50 km northwest of the city of Rouyn-Noranda. The Project benefits from easy access and proximity to an existing workforce and infrastructure, including road, rail and hydroelectric grid power. The Duparquet Project currently hosts an NI 43-101 compliant gold resource of 3.44 million ounces in the Measured & Indicated category, grading 1.55 g/t Au, and an additional 2.64 million ounces in the Inferred category, grading 1.62 g/t Au. First Mining completed a Preliminary Economic Assessment1 ("PEA") on the Project in 2023.

The Duparquet Project totals approximately 5,800 hectares focused on an area of 19 km of strike length along the prolific Destor-Porcupine Fault Zone, along with numerous mineralized splays and influential secondary lineaments. The Duparquet Project includes the past-producing Beattie, Donchester and Duquesne mines as well as the Central Duparquet, Dumico and Pitt Gold deposits.

[1] Further details on the Duparquet PEA can be found in the technical report entitled "NI 43-101 Technical Report: Preliminary Economic Assessment, Duparquet Gold Project, Quebec, Canada" dated October 20, 2023, which was prepared for First Mining by G Mining Services Inc. in accordance with NI 43-101 and is available under First Mining's SEDAR+ profile at www.sedarplus.ca

Analytical Laboratory and QA/QC Procedures

All sampling completed by First Mining within its exploration programs is subject to a Company standard of internal quality control and quality assurance (QA/QC) programs which include the insertion of certified reference materials, blank materials and a level of duplicate analysis. Core samples from the 2025 drilling program at Duparquet were sent to AGAT Laboratories, with sample preparation in Val d'Or, Quebec and analysis in Thunder Bay, Ontario, where they were processed for gold analysis by 50 gram fire assay with an atomic absorption finish. Samples from selected holes were sent to AGAT Laboratories in Calgary, Alberta, for multi-element analysis (including silver) by inductively coupled plasma (ICP) method with a four acid digest. AGAT Laboratories systems conform to requirements of ISO/IEC Standard 17025 guidelines and meets assay requirements outlined for NI 43-101.

Qualified Person

James Maxwell, P.Geo., VP, Exploration and Project Operations for First Mining, is a "Qualified Person" for the purposes of NI 43-101 Standards of Disclosure for Mineral Projects and has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns a 20% project interest in the Pickle Crow Gold Project in Ontario and large equity interest in Seva Mining Corp.

First Mining was established in 2015 by Mr. Keith Neumeyer, founder and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the potential for resource growth and future exploration success at the Duparquet Project; the compilation and interpretation of the drilling results at the Duparquet Project; feasibility and permitting activities related to the Springpole Gold Project; realizing the value of the Company's gold projects for the Company's shareholders; Company's business strategy; future planning processes. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements reflect the beliefs, opinions and projections of management on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, including pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; requirements for additional capital; changes in project parameters as plans continue to be refined; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); effectiveness of environmental mitigations and strategies including production of NAG and PAG tailings and mine rock and water management strategies, the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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SOURCE First Mining Gold Corp.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 19-MAY-26